SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information: ______________________________________________________________________

Name:

TOTAL INCOME+ Mortgage Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

712 Fifth Avenue, 9th Floor

New York, NY 10019

Telephone Number (including area code): (212) 843-1601

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

With Copies to:

JoAnn M. Strasser, Thompson Hine LLP

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sole Trustee of the registrant has caused this notification of registration to be duly signed on its behalf in the City of Hauppauge and State of New York on the 17th day of September, 2015.

TOTAL INCOME+ MORTGAGE FUND

By: /s/ Richard Malinowski

Richard Malinowski

Sole Trustee

Attest: /s/ Jordan Ruddy

Jordan Ruddy

President